SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1
Silicon Storage Technology, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
827057100

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	827057100	13D/A1	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,129,304

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,527,789

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,129,304

WITH	10	SHARED DISPOSITIVE POWER

		2,527,789

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,657,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.9%

14	TYPE OF REPORTING PERSON*

	IA-IN-OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1
     This constitutes Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”), filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated November 19, 2008 (the “Statement”), relating to the common stock (the “Shares”) of Silicon Storage Technology, Inc. (the “Company”). The purpose of this Amendment is to report that since the filing of the Statement, dated November 19, 2008, a material change occurred in the percentage of Shares beneficially owned by Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares held by Trust A-4 was $6,214,553.20.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996. All of the Shares held by Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares held by Milfam II was $5,617,229.81.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares held by Miller on his own behalf was $3,911,205.73.
     Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account (the “Alex UGMA”) is for the benefit of Alexandra Miller . All of the Shares Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA. The aggregate purchase price for the Shares purchased by the Alex UGMA was $16,166.80.
     Miller is the grantor, trustee and/or co-trustee for certain generation skipping trusts (each a “GST”), including Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, and Lloyd Crider GST (collectively, the “GSTs”). All of the Shares Miller is deemed to beneficially own as the trustee for the GSTs were purchased with money generated and held by the GSTs. The aggregate purchase price for the Shares purchased by the Catherine Miller GST was $367,281.29; the aggregate purchase price for the Shares purchased by Kimberly Miller GST was $133,000.00; the aggregate purchase price for the Shares purchased by Lloyd Crider GST was $451,454.78 and the aggregate purchase price for the Shares purchased by Lloyd I. Miller GST was $283,750.00.

     Miller is the grantor and co-trustee with Kimberly Miller for a trust in favor of Alexandra Miller and Lloyd I. Miller, IV (“KSMTR”). The aggregate purchase price for the Shares purchased by KSMTR was $217,505.50.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
     The Shares covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. Mr. Miller now believes that it would be in his best interest, and those of other stockholders, to attempt to influence the governance and business strategies of the Company. Mr. Miller strongly opposes the price terms of the recently announced merger. Furthermore, Mr. Miller is concerned about the appearance of opposition to the merger on the Board of Directors and the appearance of conflicts of interest in the proposed transaction. Specifically, Mr. Miller notes (1) the resignation of Mr. Bryant R. Riley, a significant investor in the Company, from the Board of Directors, and Mr. Riley’s vote against the merger, and (2) the special treatment of the shares of two insiders, the Chairman and CEO and the Executive Vice President and COO, who will receive equity in the acquiring company while public shareholders will be cashed out at $2.10, a price that Mr. Miller believes is deficient.
     Mr. Miller is examining all of the options that he believes will enhance stockholder value, including encouraging, participating in or leading efforts to appoint individuals to the Company’s Board of Directors who would be independent of management and would represent the Company and the holders of the shares.
     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 6,657,093 Shares (approximately 6.9% of the total number of outstanding Shares, based on 95,854,157 Shares outstanding as reported in the Company’s Form 10-Q filed on November 9, 2009). As of the date hereof, 2,265,224 of such beneficially owned Shares are owned of record by Trust A-4, 2,001,050 of such beneficially owned Shares are owned of record by Milfam II, 12,436 of such beneficially owned Shares are owned of record by Alex UGMA, 219,667 of such beneficially owned Shares are owned of record by Catherine Miller GST, 100,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST, 175,000 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST, 262,565 of such beneficially owned Shares are owned of record by Lloyd Crider GST, 135,882 of such beneficially owned Shares are owned of record by KSMTR, and 1,485,269 of such beneficially owned Shares are owned of record by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Lloyd Crider GST. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II, Alex UGMA, Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, KSMTR and Miller directly.
     (c) The following table details the transactions effected by Miller in the past 60 days.

	Catherine Miller GST
Date of Transaction	Number of Shares Purchased	Price Per Share
October 29, 2009	75,000	$2.01

	Lloyd I. Miller GST
Date of Transaction	Number of Shares Purchased	Price Per Share
October 29, 2009	75,000	$2.01

	Lloyd Crider GST
Date of Transaction	Number of Shares Purchased	Price Per Share
November 2, 2009	150,000	$1.9333

     (d) Other than Shares held directly by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 13, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III